SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 100-792, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

51, Sogong-ro,

Jung-gu, Seoul, 100-792 Korea

March 4, 2016

To Shareholders:

Convocation Notice of the Annual General Meeting of Shareholders

Notice is hereby given that an Annual General Meeting of Shareholders of Woori Bank (the “Company”) will be held as described hereunder and your attendance is cordially requested.

Very truly yours,

Kwang Goo Lee

President and CEO

Woori Bank

51, Sogong-ro, Jung-gu,

Seoul 100-792, Korea

Description

1. Date and Time	March 25, 2016; 10 A.M., Seoul time

2. Venue	5th floor / Woori Bank, 51, Sogong-ro, Jung-gu, Seoul, Korea

3. Agenda

1)      Approval of financial statements for the fiscal year 2015

2)      Approval of amendments to the Articles of Incorporation

3)      Appointment of directors (5 directors)

3-1   Standing Director Candidate : Dong-Gun Lee

3-2   Standing Director Candidate : Ki-Myung Nam

3-3   Non-Standing Director Candidate : Kwang-Woo Choi

3-4   Outside Director Candidate : Ho-Geun Lee

3-5   Outside Director Candidate : Sung-Yong Kim

4) Appointment of Audit Committee member who serves as outside director - Candidate for member of the Audit Committee: Sung-Yong Kim
5) Approval of the maximum limit on directors’ compensation

Reference Document for the Exercise of Voting Rights

1.	Approval of financial statements for the fiscal year 2015

Please refer to appendix A.

2.	Approval of amendments to the Articles of Incorporation (the “AOI”)

Please refer to appendix B.

3.	Appointment of directors

Name (Date of Birth)	Experience	Nominated by	Relationship with Majority Shareholder	Transactions with Company within the past three years	Term
Dong-Gun Lee (Jan. 1, 1958)	- Current) Head, Business Support Group, Woori Bank - Deputy President, Woori Bank	Board of Directors	None	None	Dec.30, 2016

Ki-Myung Nam (Dec. 10, 1958)	- Current) Head, Domestic Business Group, Woori Bank - Executive Vice President, Finance & Management Planning Unit, Woori Bank	Board of Directors	None	None	Dec.30, 2016

Kwang-Woo Choi (Mar. 2, 1962)	- Current) Director, Office of Public Relations, Korea Deposit Insurance Corporation - Director, Office of Fund Operation & Investment, Korea Deposit Insurance Corporation	Board of Directors	Employee	None	2 years

Ho-Geun Lee (May 2, 1960)	- Current) Professor, School of Business, Yonsei University - Assistant Professor, Business School, Hong Kong University of Science and Technology	Outside Director Recommendation Committee	None	None	2 years

Sung-Yong Kim (Mar. 16, 1966)	- Current) Professor, Law School, SungKyunKwan University - Attorney, Law Firm Woo Hyun	Outside Director Recommendation Committee	None	None	2 years

In accordance with Article 18 of the Corporate Governance Code, information regarding the outside director candidate recommendation is disclosed on Woori Bank’s website as well as the website of the Korea Federation of Banks.

4.	Appointment of candidates for members of the Audit Committee

Name (Date of Birth)	Experience	Nominated by	Relationship with Majority Shareholder	Transactions with Company within the past three years	Term

Sung-Yong Kim (Mar. 16, 1966)	- Current) Professor, Law School, SungKyunKwan University - Attorney, Law Firm Woo Hyun	Audit Committee Member Candidate Recommendation Committee	None	None	2 years

5.	Approval of directors’ compensation limit

Item	2015	2016
Compensation Limit	3 billion won	3.2 billion won

Allocation within the total compensation limit delegated to the board of directors

Appendix A. Financial Statements for FY2015

For further information, please refer to the Audit Reports which were furnished to the U.S. Securities and Exchange Commission as an exhibit to the Form 6-K. The Audit Reports can be downloaded from the website of the U.S. Securities and Exchange Commission at www.sec.gov.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND 2014

	December 31, 2015	December 31, 2014
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	6,644,055	5,962,861
Financial assets at fair value through profit or loss	5,132,657	4,554,180

Available-for-sale financial assets	17,170,592	18,810,845
Held-to-maturity financial assets	13,621,640	13,044,448
Loans and receivables	244,842,062	223,370,135
Investments in joint ventures and associates	643,861	648,436
Investment properties	351,496	357,550
Premises and equipment	2,471,206	2,501,102
Intangible assets and goodwill	419,806	295,728
Assets held for sale	17,904	8,013
Current tax assets	6,782	4,845
Deferred tax assets	210,597	257,858
Derivative assets	183,128	196,061
Other assets	143,286	145,157

Total assets	291,859,072	270,157,219

LIABILITIES
Financial liabilities at fair value through profit or loss	3,460,561	2,675,354
Deposits due to customers	209,141,826	188,516,465
Borrowings	20,033,917	17,707,595
Debentures	21,898,859	24,795,904
Provisions	516,601	692,009
Net defined benefit liability	99,691	75,591
Current tax liabilities	108,943	298,762
Deferred tax liabilities	19,379	21,757
Other financial liabilities	16,964,206	16,889,687
Other liabilities	305,174	390,670

Total liabilities	272,549,157	252,063,794

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND 2014 (CONTINUED)

	December 31, 2015	December 31, 2014
	(Korean Won in millions)
EQUITY
Owners’ equity:	19,188,472	17,983,501
Capital stock	3,381,392	3,381,392
Hybrid securities	3,334,002	2,538,823
Capital surplus	294,259	291,066
Other equity	(1,547,303)	(2,393,138)
Retained earnings
(Regulatory reserve for credit loss as of December 31, 2015 and 2014 is 1,756,142 million Won and 1,800,387 million Won, respectively)
(Regulatory reserve for credit loss to be reserved (reversed) as of December 31, 2015 and 2014 is 499,110 million Won and (-)44,245 million Won, respectively)
(Planned provision (reversal) of regulatory reserve for credit loss as of December 31, 2015 and 2014 is 499,110 million Won and (-) 44,245 million Won, respectively)	13,726,122	14,165,358
Non-controlling interests	121,443	109,924

Total equity	19,309,915	18,093,425

Total liabilities and equity	291,859,072	270,157,219

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
	(Korean Won in millions, except for per share data)
Interest income	8,698,235	9,211,240
Interest expense	(3,936,335)	(4,718,222)

Net interest income	4,761,900	4,493,018

Fees and commissions income	1,757,340	1,598,015
Fees and commissions expense	(780,544)	(681,000)

Net fees and commissions income	976,796	917,015

Dividend income	102,923	96,812
Net gain on financial instruments at fair value through profit or loss	240,342	189,912
Net loss on available-for-sale financial assets	(3,281)	(68,924)
Impairment losses on credit loss	(966,646)	(1,096,940)
General and administrative expenses	(3,150,387)	(2,958,919)
Net other operating expenses	(610,061)	(674,266)

Operating income	1,351,586	897,708

Share of losses of joint ventures and associates	(70,124)	(67,980)
Net other non-operating income	170,484	4,667

Non-operating income (loss)	100,360	(63,313)

Net income before income tax expense	1,451,946	834,395

Income tax expense	(376,554)	(288,195)

Net income from continuing operations	1,075,392	546,200
Net income from discontinued operations	—	661,769

Net income
(Net income after the provision of regulatory reserve for credit loss for the years ended December 31, 2015 and 2014 are 576,282 million Won and 1,252,214 million Won, respectively)	1,075,392	1,207,969

Remeasurement of the net defined benefit liability	(78,267)	(51,650)

Items that will not be reclassified to profit or loss	(78,267)	(51,650)

Gain (loss) on available-for-sale financial assets	72,297	(75,586)
Share of other comprehensive gain (loss) of joint ventures and associates	3,295	(1,604)
Gain on foreign currency translation of foreign operations	33,837	48,393
Loss on valuation of cash flow hedge	—	(27,150)

Items that may be reclassified to profit or loss	109,429	(55,947)

Other comprehensive income (loss), net of tax	31,162	(107,597)

Total comprehensive income	1,106,554	1,100,372

Net income attributable to:
Net income attributable to owners	1,059,157	1,213,980
Income from continuing operations	1,059,157	435,289
Income from discontinued operations	—	778,691

Net income (loss) attributable to non-controlling interests	16,235	(6,011)
Income from continuing operations	16,235	110,911
Income (loss) from discontinued operations	—	(116,922)

Total comprehensive income attributable to:
Comprehensive income attributable to owners	1,094,870	1,192,191
Comprehensive income (loss) attributable to non-controlling interests	11,684	(91,819)
Basic and diluted earnings from continuing and discontinued operations per share (In Korean Won)	1,301	1,621
Basic and diluted earnings from continuing operations per share (In Korean Won)	1,301	536

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2014	4,030,077	498,407	176,502	29,957	13,112,690	17,847,633	5,029,136	22,876,769
Net income (loss)	—	—	—	—	1,213,980	1,213,980	(6,011)	1,207,969
Dividends	—	—	—	—	—	—	(8,042)	(8,042)
Changes due to distribution to owners	(648,685)	—	(68,106)	(2,238,228)	(110,405)	(3,065,424)	(286,564)	(3,351,988)
Merger between Woori Bank and Woori Finance Holdings	—	1,880,798	178,058	(178,060)	—	1,880,796	(1,880,798)	(2)
Merger between Indonesia Woori Bank and Saudara Bank	—	—	21,724	—	—	21,724	49,134	70,858
Changes in capital surplus of consolidated subsidiaries	—	—	(23)	—	—	(23)	572	549
Increase in capital stock of consolidated subsidiaries	—	—	(17,110)	—	—	(17,110)	17,391	281
Acquisition of treasury stock	—	—	—	(37,580)	—	(37,580)	—	(37,580)
Disposal of consolidated subsidiaries	—	—	—	—	—	—	(1,900,347)	(1,900,347)
Gain (loss) on valuation of available-for-sale financial assets	—	—	—	86,537	—	86,537	(97,181)	(10,644)
Share of other comprehensive income of joint ventures and associates	—	—	—	(2,974)	—	(2,974)	1,370	(1,604)
Gain on foreign currencies translation of foreign operations	—	—	—	28,856	—	28,856	19,537	48,393
Cash flow hedge	—	—	—	(18,220)	—	(18,220)	(8,851)	(27,071)
Remeasurement of the net defined benefit liability	—	—	—	(63,426)	(764)	(64,190)	(683)	(64,873)
Issuance of hybrid securities	—	159,618	—	—	—	159,618	—	159,618
Dividends to hybrid securities	—	—	—	—	(50,129)	(50,129)	(116,721)	(166,850)
Redemption of hybrid securities in consolidated subsidiaries	—	—	—	—	(1)	(1)	(702,994)	(702,995)
Others	—	—	21	—	(13)	8	976	984

December 31, 2014	3,381,392	2,538,823	291,066	(2,393,138)	14,165,358	17,983,501	109,924	18,093,425

January 1, 2015	3,381,392	2,538,823	291,066	(2,393,138)	14,165,358	17,983,501	109,924	18,093,425
Net income	—	—	—	—	1,059,157	1,059,157	16,235	1,075,392
Dividends	—	—	—	—	(504,952)	(504,952)	(824)	(505,776)
Change in ownership interest of investments in consolidated subsidiaries and others	—	—	3,193	—	—	3,193	660	3,853
Gain (loss) on valuation of available-for-sale financial assets	—	—	—	73,691	—	73,691	(1,394)	72,297
Share of other comprehensive income of joint ventures and associates	—	—	—	3,295	—	3,295	—	3,295
Gain (loss) on foreign currencies translation of foreign operations	—	—	—	36,932	—	36,932	(3,095)	33,837
Remeasurement of the net defined benefit liability	—	—	—	(78,204)	—	(78,204)	(63)	(78,267)
Dividends to hybrid securities	—	—	—	—	(183,320)	(183,320)	—	(183,320)
Issuance of hybrid securities	—	795,179	—	—	—	795,179	—	795,179
Retirement of treasury stock	—	—	—	3,481	(3,481)	—	—	—
Appropriation of merger losses	—	—	—	806,640	(806,640)	—	—	—

December 31, 2015	3,381,392	3,334,002	294,259	(1,547,303)	13,726,122	19,188,472	121,443	19,309,915

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,075,392	1,207,969
Adjustments:
Income tax expense (benefit)	376,554	(145,981)
Interest income	(8,698,235)	(10,285,933)
Interest expense	3,936,335	5,207,289
Dividend income	(102,923)	(135,127)

	(4,488,269)	(5,359,752)

Additions of expenses not involving cash outflows:
Impairment losses on credit loss	966,646	1,202,152
Loss on available-for-sale financial assets	3,281	93,639
Loss on valuation of investments in subsidiaries and associates	111,487	123,038
Loss on foreign exchange translation	—	82,077
Loss on transaction / valuation of derivative instruments (hedging)	20,982	22,253
Loss on hedged items (fair value hedge)	56,532	87,476
Provisions	72,062	81,073
Retirement benefits	132,131	132,768
Depreciation and amortization of premises and equipment, intangible assets and investment properties	240,764	247,216
Loss on disposal of investments in joint ventures and associates	10	1,788
Loss on disposal of premises and equipment and other assets	2,707	2,788
Impairment loss on premises and equipment and other assets	2,990	2,320
Impairment loss on assets held for sale	—	2,420
Impairment loss on disposal group held-for-sale and disposal group held for distribution to owners	—	7,728
Loss on disposal of disposal group held for sale	—	46,782

	1,609,592	2,135,518

Deduction of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	55,773	34,830
Gain on valuation of investments in subsidiaries and associates	41,363	55,674
Gain on foreign exchange translation	—	39,485
Gain on transaction / valuation of derivative instruments (hedging)	59,003	85,975
Gain on hedged items (fair value hedge)	25,235	23,317
Reversal of provisions	854	744
Gain on disposal of investments in joint ventures and associates	61,653	31,899
Gain on disposal of premises and equipment and other assets	6,814	1,134
Reversal of impairment loss on premises and equipment and other assets	539	533
Gain on disposal of group held for sale	—	159,794
Gain on disposal of assets held for sale	—	1,039
Reversal of impairment loss on assets held for sale	—	337
Reversal of impairment loss on disposal group held for sale and disposal group held for distribution to owners	—	259

	251,234	435,020

Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(495,507)	1,547,502
Loans and receivables	(23,150,910)	(15,439,044)
Other assets	1,922	(92,867)
Deposits due to customers	20,620,287	14,052,504
Provision	(66,399)	(106,780)
Net defined benefit liability	(255,585)	(276,638)
Other financial liabilities	1,205,411	(1,933,627)
Other liabilities	(91,116)	(16,183)

	(2,231,897)	(2,265,133)

Cash received from (paid for) operating activities:
Interest income received	8,692,851	10,171,063
Interest expense paid	(4,355,880)	(5,210,976)
Dividends received	100,368	155,164
Income tax paid	(534,829)	(117,589)

Net cash provided by (used in) operating activities	(383,906)	281,244

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014 (CONTINUED)

	2015	2014
	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Net cash provided by disposal of assets held-for-sale	—	1,193,584
Net cash provided by the merger of Saudara Bank	—	81,100
Disposal of available-for-sale financial assets	18,426,846	26,865,684
Redemption of held-to-maturity financial assets	6,404,711	4,823,630
Disposal of investments in joint ventures and associates	75,599	235,778
Disposal of premises and equipment	18,600	36,364
Disposal of intangible assets	1,782	88,197
Disposal of assets held-for-sale	3,711	29,857
Cash in-flow related to derivatives for risk hedge	56,956	—

	24,988,205	33,354,194

Cash out-flows from investing activities:
Acquisition of Saudara Bank	38,535	—
Acquisition of available-for-sale financial assets	16,305,767	28,527,400
Acquisition of held-to-maturity financial assets	7,138,013	5,658,655
Acquisition of investments in joint ventures and associates	1,098	67,431
Acquisition of investment properties	—	18
Acquisition of premises and equipment	129,454	140,639
Acquisition of intangible assets	97,891	86,910
Cash out-flow related to derivatives for risk hedge	3,273	14,153

	23,714,061	34,495,206

Net cash provided by (used in) investing activities	1,274,144	(1,141,012)

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	12,674,649	17,084,134
Issuance of debentures	13,502,777	18,229,052
Issuance of hybrid securities	795,179	159,618
Paid in capital stock of subsidiaries	—	1,121
Change in ownership interest of subsidiaries	3,787	—

	26,976,392	35,473,925

Cash out-flows from financing activities:
Changes due to distribution to owners	—	792,949
Decrease in borrowings	10,346,919	18,011,845
Repayment of debentures	16,425,353	15,448,663
Payment of dividends	504,952	—
Acquisition of treasury stock	—	37,580
Expenses on stock issued	—	3
Dividends paid on hybrid securities	179,758	60,780
Dividends paid on non-controlling interests	824	8,042
Dividends paid on hybrid securities of subsidiaries	—	98,522
Redemption of non-controlling hybrid securities	—	702,995
Other decrease in non-controlling interests, net	—	1,119

	27,457,806	35,162,498

Net cash provided by (used in) financing activities	(481,414)	311,427

Net increase (decrease) in cash and cash equivalents	408,824	(548,341)
Cash and cash equivalents, beginning of the period	5,962,861	6,472,459
Effects of exchange rate changes on cash and cash equivalents	272,370	38,743

Cash and cash equivalents, end of the period	6,644,055	5,962,861

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND 2014

	December 31, 2015	December 31, 2014
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	5,440,326	4,668,916
Financial assets at fair value through profit or loss	3,569,625	3,097,309
Available-for-sale financial assets	15,869,654	17,791,224
Held-to-maturity financial assets	13,527,452	12,989,894
Loans and receivables	231,083,160	210,640,380
Investments in subsidiaries and associates	3,730,247	3,619,036
Investment properties	344,892	350,785
Premises and equipment	2,341,506	2,348,450
Intangible assets	187,520	43,186
Assets held for sale	17,904	6,837
Current tax assets	—	1,058
Deferred tax assets	172,368	193,453
Derivative assets	183,128	196,061
Other assets	109,126	124,712

Total assets	276,576,908	256,071,301

LIABILITIES
Financial liabilities at fair value through profit or loss	3,448,180	2,670,358
Deposits due to customers	201,353,128	181,288,444
Borrowings	18,760,947	16,139,529
Debentures	17,259,749	20,998,041
Provisions	467,887	667,286
Net defined benefit liability	45,678	43,381
Current tax liabilities	77,190	261,228
Other financial liabilities	16,111,469	15,857,059
Other liabilities	163,362	289,570

Total liabilities	257,687,590	238,214,896

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND 2014 (CONTINUED)

	December 31, 2015	December 31, 2014
	(Korean Won in millions)
EQUITY
Capital stock	3,381,392	3,381,392
Hybrid securities	3,334,002	2,538,823
Capital surplus	269,533	269,533
Other equity	106,016	(695,522)
Retained earnings
(Regulatory reserve for credit loss as of December 31, 2015 and 2014 is 1,382,443 million Won and 1,193,393 million Won, respectively)
(Regulatory reserve for credit loss to be reserved as of December 31, 2015 and 2014 is 498,004 million Won and 189,050 million Won, respectively)
(Planned provision of regulatory reserve for credit loss as of December 31, 2015 and 2014 is 498,004 million Won and 189,050 million Won, respectively)	11,798,375	12,362,179

Total equity	18,889,318	17,856,405

Total liabilities and equity	276,576,908	256,071,301

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
	(Korean Won in millions, except for per share data)
Interest income	7,648,918	8,418,931
Interest expense	(3,596,439)	(4,328,153)

Net interest income	4,052,479	4,090,778
Fees and commissions income	978,519	927,653
Fees and commissions expense	(122,176)	(132,361)

Net fees and commissions income	856,343	795,292
Dividend income	169,009	183,452
Net gain on financial instruments at fair value through profit or loss	220,282	169,537
Net loss on available-for-sale financial assets	(7,960)	(92,379)
Impairment losses due to credit loss	(766,169)	(928,492)
General and administrative expenses	(2,846,490)	(2,655,157)
Other net operating expenses	(587,122)	(692,137)

Operating income	1,090,372	870,894

Share of losses of subsidiaries and associates	(21,584)	(84,042)
Net other non-operating income	166,219	56,127

Non-operating income (loss)	144,635	(27,915)
Net income before income tax expense	1,235,007	842,979

Income tax expense	(300,418)	(196,681)

Net income
(Net income after the provision of regulatory reserve for credit loss for the years ended December 31, 2015 and 2014 are 436,585 million Won and 457,248 million Won, respectively)	934,589	646,298

Remeasurement of the net defined benefit liability	(73,591)	(58,468)

Items that will not be reclassified to profit or loss	(73,591)	(58,468)

Gain on valuation of available-for-sale financial assets	46,860	55,886
Gain on foreign currencies translation of foreign operations	18,148	7,469

Items that may be reclassified to profit or loss	65,008	63,355
Other comprehensive income (loss), net of tax	(8,583)	4,887
Total comprehensive income	926,006	651,185

Net income per share

Basic and diluted earnings per common share (in Korean Won)	1,116	842

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
January 1, 2014	2,983,452	2,380,797	732,538	143,825	12,013,433	18,254,045
Net income	—	—	—	—	646,298	646,298
Dividends	—	—	—	—	(164,000)	(164,000)
Gain on valuation of available-for-sale financial assets	—	—	—	55,886	—	55,886
Loss on foreign currency translation of foreign operations	—	—	—	7,469	—	7,469
Remeasurement of the net defined benefit liability	—	—	—	(56,961)	—	(56,961)
Dividends to hybrid securities	—	—	—	—	(133,551)	(133,551)
Issuance of hybrid securities	—	159,618	—	—	—	159,618
Redemption of hybrid securities	—	(499,999)	—	—	(1)	(500,000)
Business combination	397,940	498,407	(463,005)	(845,741)	—	(412,399)

December 31, 2014	3,381,392	2,538,823	269,533	(695,522)	12,362,179	17,856,405

January 1, 2015	3,381,392	2,538,823	269,533	(695,522)	12,362,179	17,856,405
Net income	—	—	—	—	934,589	934,589
Dividends	—	—	—	—	(504,952)	(504,952)
Gain on valuation of available-for-sale financial assets	—	—	—	46,860	—	46,860
Gain on foreign currency translation of foreign operations	—	—	—	18,148	—	18,148
Remeasurement of the net defined benefit liability	—	—	—	(73,591)	—	(73,591)
Dividends to hybrid securities	—	—	—	—	(183,320)	(183,320)
Issuance of hybrid securities	—	795,179	—	—	—	795,179
Retirement of treasury stocks	—	—	—	3,481	(3,481)	—
Appreciation of merger losses	—	—	—	806,640	(806,640)	—

December 31, 2015	3,381,392	3,334,002	269,533	106,016	11,798,375	18,889,318

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
	(Korean Won in millions)
Cash flows from operating activities:
Net income	934,589	646,298
Adjustment to net income:
Income tax expense	300,418	196,681
Interest income	(7,648,918)	(8,418,931)
Interest expense	3,596,439	4,328,153
Dividend income	(216,264)	(219,688)

	(3,968,325)	(4,113,785)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	766,169	928,492
Loss on available-for-sale financial assets	7,960	92,379
Share of losses of investments in subsidiaries and associates	21,584	84,042
Loss on disposal of investments in subsidiaries and associates	—	1,998
Loss on transaction of derivatives / valuation of derivatives	20,982	21,091
Loss on fair value hedged items	56,532	87,476
Provision for guarantee and loan commitment	52,939	42,622
Retirement benefits	122,894	107,088
Depreciation and amortization	150,909	128,732
Loss on disposal of premises and equipment and other assets	2,616	921
Impairment loss on premises and equipment and other assets	970	1,268

	1,203,555	1,496,109

Deductions of revenues not involving cash inflows:
Gain on transaction of derivatives / valuation of derivatives	59,003	84,533
Gain on fair value hedged items	25,235	23,317
Reversal of provisions	676	331
Gain on disposal of investment in subsidiaries and associates	673	35,464
Gain on disposal of premises and equipment and other assets	6,732	490
Reversal of impairment loss on premises and equipment and other assets	439	325

	92,758	144,460

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014 (CONTINUED)

	2015	2014
	(Korean Won in millions)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	305,507	296,564
Loans and receivables	(21,432,772)	(9,794,598)
Other assets	15,198	26,972
Deposits due to customers	20,059,610	12,785,363
Provision	(93,968)	(21,064)
Net defined benefit liability	(217,733)	(175,704)
Other financial liabilities	505,121	(3,291,990)
Other liabilities	(120,767)	(6,949)

	(979,804)	(181,406)

Cash received from (paid for) operating activities:
Interest income received	7,605,766	8,352,487
Interest expense paid	(3,939,922)	(4,348,573)
Dividend received	216,264	219,688
Income tax paid	(459,573)	(39,065)

Net cash provided by operating activities	519,792	1,887,293

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	17,885,682	24,788,346
Redemption of held-to-maturity financial assets	6,358,341	4,548,682
Disposal of investments in subsidiaries and associates	50,848	70,017
Disposal of premises and equipment	18,288	761
Disposal of intangible assets	—	130
Disposal of assets held for sale	2,404	612
Cash in-flow related to derivatives for risk hedge	56,956	8,014

	24,372,519	29,416,562

Cash out-flows from investing activities:
Acquisition of available-for-sale financial assets	15,958,307	26,054,562
Acquisition of held-to-maturity financial assets	7,131,185	5,543,576
Acquisition of investments in subsidiaries and associates	73,787	83,864
Acquisition of premises and equipment	104,078	92,445
Acquisition of intangible assets	71,109	22,058
Cash out-flow related to derivatives for risk hedge	3,273	2,300

	23,341,739	31,798,805

Net cash used in investing activities	1,030,780	(2,382,243)

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014 (CONTINUED)

	2015	2014
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	12,081,766	9,432,585
Issuance of debentures	5,317,741	8,236,626
Issuance of hybrid securities	795,179	159,619

	18,194,686	17,828,830

Cash out-flows from financing activities:
Repayment of borrowings	9,458,938	10,005,480
Repayment of debentures	9,081,373	6,569,526
Dividends paid	504,952	164,000
Redemption of hybrid securities	—	500,000
Dividends paid on hybrid securities	179,758	134,920

	19,225,021	17,373,926

Net cash provided by (used in) financing activities	(1,030,335)	454,904

Net increase (decrease) in cash and cash equivalents	520,237	(40,046)

Cash and cash equivalents, beginning of the period	4,668,916	4,694,201

Effects of exchange rate changes on cash and cash equivalents	251,173	14,761

Cash and cash equivalents, end of the period	5,440,326	4,668,916

Statements of appropriations of retained earnings (plan) are as follows

(Unit: Korean Won in millions):

	2015	2014
Unappropriated retained earnings:
Beginning of year	5	714
Net income	934,589	646,298
Interim dividend	(168,317)	—
Dividend on hybrid equity securities	(183,320)	(133,551)

	582,957	513,461

Transfer from retained earnings:
Provision of revaluation excess	6,457	90
Regulatory reserve for credit loss	—	—
Additional reserve	176,000	885,440

	182,457	885,530

Retirement of treasury stocks	3,481	—

Appropriation of retained earnings:
Legal reserve	94,000	65,000
Regulatory reserve for credit loss	498,004	189,050
Other reserve	1,501	1,661
Cash dividend (Dividend per share (%)) (2015: 250 Won ( 5.0%), 2014: 500 Won (10.0%)	168,317	336,635
Merger losses	—	806,640

	761,822	1,398,986

Unappropriated retained earnings to be carried forward to next year	111	5

Appendix B. Approval of amendments to the Articles of Incorporation (the “AOI”)

Before Amendment	After Amendment	Reasons for Amendment
Article 1~Article 28 (Omitted)	Article 1~Article 28 (Same as the left column)

Article 29 (Term of Director)

① (Omitted)

② Notwithstanding the provisions of Paragraph (1) above, the term of office for Directors as otherwise set forth in the Commercial Code, the Banking Act and other relevant laws shall apply.

③ (Omitted)

	Article 29 (Same as the left column) ① (Same as the left column) ② (replaced with the following)	Enactment of the Act on the Governance Structure of Financial Companies
Notwithstanding the provisions of Paragraph (1) above, the term of office for Directors as otherwise set forth in the Commercial Code, the Banking Act, the Act on the Governance Structure of Financial Companies and other relevant laws shall apply.
③ (Same as the left column)

Article 30 (Recommendation of Candidates for Director)

① (Omitted)

② Candidates for outside Directors shall be recommended by the Outside Director Candidate Recommendation Committee provided for under the Banking Act.

③ Candidates for Audit Committee members shall be recommended by the Audit Committee Member Candidate Recommendation Committee consisting of all of the outside Directors. In such case, resolutions of the Member Candidate Recommendation Committee shall be adopted by the affirmative vote of 2/3 or more of the outside Directors in office.

Article 30 (Same as the left column)

① (Same as the left column)

② (replaced with the following)

Candidates for outside Directors shall be recommended by the Outside Director Candidate Recommendation Committee. In such case, the resolution of the Outside Director Candidate Recommendation Committee shall be adopted by the affirmative vote of 2/3 or more of the outside Directors in office.

③ (replaced with the following)

Candidates for Audit Committee members shall be recommended by the Audit Committee Member Candidate Recommendation Committee consisting of all of the outside Directors. In such case, the resolution of the Audit Committee Member Candidate Recommendation Committee shall be adopted by the affirmative vote of 2/3 or more of the outside Directors in office.

Enactment of the Act on the Governance Structure of Financial Companies
Clarification of the name of the committee

Article 31 (Qualifications of Directors) ① (Omitted) 1. A person who is disqualified to be an officer as set forth in the Banking Act and other relevant laws;

Article 31 (Same as the left column)

① (Same as the left column)

1. (replaced with the following)

A person who is disqualified to be an officer as set forth in the Banking Act, the Act on the Governance Structure of Financial Companies and other relevant laws;

Enactment of the Act on the Governance Structure of Financial Companies

2. ~ 5. (Omitted) ② The Bank shall appoint …… the Commercial Code). 1. ~ 8. (Omitted) (Newly inserted)	2. ~ 5. (Same as the left column) ② (Replaced with the following) The Bank shall appoint an outside Director with expertise and insight, in consideration of the following matters:	To reflect Article 16 of the Model Standards of Governance Structure of Financial Companies

1. Whether he or she has sufficient professional knowledge or practical experience in such relevant areas of finance, economics, business management, accounting, law or others as necessary to perform the duties of an outside Director;

2. Whether he or she can fairly perform the duties of an outside Director for the interests of the shareholders and financial consumers without being bound by special interest;

3. Whether he or she acts responsibly in accordance with the professional ethics necessary to perform the duties of an outside Director; and

4. Whether he or she can allocate sufficient time and exercise efforts as required to faithfully perform the duties of an outside Director.

③ No person who falls under any of the subparagraphs below shall be an outside Director of the Bank, and he/she shall be removed from office when falling under any of such cases:

1. A person who falls under any of the subparagraphs of Article 18(1) of the Banking Act or any of the subparagraphs of Article 13(4) of the Enforcement Decree of the Banking Act;

2. A person who falls under any of the subparagraphs of Article 22(7) of the Banking Act;

3. ~ 4. (Omitted)

④ A non-standing Director shall be a person who has sufficient expertise or practical experience in financial areas and has the qualifications set forth under the Banking Act and relevant laws.

⑤ (Omitted)

③ (Same as the left column) 1. (replaced with the following)

A person who falls under any of the subparagraphs of Article 5(1) of the Act on the Governance Structure of Financial Companies or any of the subparagraphs of Article 13(4) of the Enforcement Decree of the Banking Act;

Enactment of the Act on the Governance Structure of Financial Companies
2. (replaced with the following)
	A person who falls under any of the subparagraphs of Article 6(1) of the Act on the Governance Structure of Financial Companies; 3. ~ 4. (Same as the left column)	Enactment of the Act on the Governance Structure of Financial Companies
④ (replaced with the following)
A non-standing Director shall be a person who has sufficient expertise or practical experience in financial areas and has the qualifications set forth under the Banking Act, the Act on the Governance Structure of Financial Companies and relevant laws.
⑤ (Same as the left column)

Article 32 (By-election) ① (Omitted)	Article 32 (Same as the left column) ① Same as the left column)

② If, due to dismissal or death of an outside Director or a similar cause, the composition of the Board of Directors fails to satisfy the requirements set forth in Article 22(2) of the Banking Act, such requirements shall be satisfied by the date of the first ordinary General Meeting of Shareholders convened after the occurrence of such cause.

② (replaced with the following)

If, due to resignation, dismissal or death of an outside Director or a similar cause, the composition of the Board of Directors fails to satisfy the requirements set forth in Paragraph (1) or (2) of Article 12 of the Act on the Governance Structure of Financial Companies, such requirements shall be satisfied on or prior to the date of the first General Meeting of Shareholders convened after the occurrence of such cause.

To specify “resignation” Enactment of the Act on the Governance Structure of Financial Companies To reflect Article 542-8(3) of the Commercial Code

Article 33 (Composition and Roles of the Board of Directors)

① (Omitted)

② The Board of Directors shall adopt resolutions regarding matters reserved for the Board of Directors by the Commercial Code, the Banking Act and relevant laws and other important matters.

③ The Board of Directors shall perform the following duties with the purpose of increasing the benefits to the shareholders:

1. Establishment of management targets and strategies;

2. Approval of business plans and budgets;

3. Supervision of management, and evaluation of management performance;

4. Appointment and dismissal of the chairman of the Board of Directors, the chairman of each committee set forth in Article 39(1) (except the chairman of the Audit Committee) and committee members (except members of the Audit Committee who are outside Directors) (however, in the case of dismissal, such officer may continue to hold the office of Director);

5. Appointment and dismissal of senior vice presidents and vice presidents (however, in the case of a dismissal, such person may continue to hold the office of Director);

6. Communication with shareholders;

7. Deliberation of remuneration payable to management;

8. Supervision of major capital expenditures and corporate M&A;

9. Supervision of accounting and financial reporting systems;

10. Supervision of risk management and financial controls;

11. Supervision of compliance with laws and ethics rules;

12. Supervision of effectiveness of corporate governance;

13. Supervision of public disclosure of information; and

Article 33 (Same as the left column)

① (Same as the left column)

② (replaced with the following)

The Board of Directors shall adopt resolutions regarding matters reserved for the Board of Directors by the Commercial Code, the Banking Act, the Act on the Governance Structure of Financial Companies and relevant laws and other important matters.

③ (replaced with the following)

The Board of Directors shall review and resolve the following matters with the purpose of increasing profits to the shareholders:

1. Matters regarding business management objectives and evaluation, such as establishing business management objectives and strategies, supervising management and evaluating management results, etc.;

2. Matters regarding amendments to the Articles of Incorporation;

3. Matters regarding budgets and annual closing of accounts, such as approving business plans and budgets, etc.;

4. Matters regarding material changes to the organization, such as dissolution, business transfer and merger, etc.;

5. Matters regarding the enactment, amendment and repeal of internal control standards and risk management standards;

6. Matters regarding the establishment of governance structure policies, such as the succession of management by a chief executive officer, etc.;

7. Matters regarding communication with shareholders and supervision of conflicts of interest between the Bank and large shareholders, officers, etc.;

8. Confirmation of Director candidates (including candidates for members of the Audit Committee);

Enactment of the Act on the Governance Structure of Financial Companies To reflect Article 15 of the Act on the Governance Structure of Financial Companies

14. Other matters required for the performance of the duties set forth in subparagraphs 1 to 13 above. (Newly inserted) ④ (Omitted)

9. Appointment and dismissal of the chairman of the Board of Directors, the chairman of each committee set forth in Article 39(1) (except the Audit Committee) and committee members (except the Audit Committee) (however, in the case of dismissal, such officer may continue to hold the office of Director);

10. Appointment and dismissal of senior vice presidents and vice presidents who are the Directors (however, in the case of dismissal, such person may continue to hold the office of Director);

11. Review of management remuneration;

12. Supervision of major capital expenditures and corporate M&A;

13. Supervision of accounting and financial reporting systems;

14. Supervision of compliance with laws and ethics regulations;

15. Supervision of effectiveness of corporate governance;

16. Supervision of public disclosure of information; and

17. Other matters set forth by the laws and regulations, and the Regulations of the Board of Directors.

④ (newly inserted)

Detailed matters of each subparagraph of Paragraph (3) above and detailed matters regarding the operation of the Board of Directors shall be determined by resolutions of the Board of Directors.

⑤ (Same as the left column)

To reflect Article 15 of the Act on the Governance Structure of Financial Companies

Article 34 ~ Article 35 (Omitted)	Article 34 ~ Article 35 (Same as the left column)

Article 36 (Method of Resolution and Minutes of Meetings of the Board of Directors)

① Except as otherwise provided in the Banking Act and other applicable laws and regulations, all resolutions of Board of Directors meetings shall be adopted by the affirmative vote of more than one-half (1/2) of the Directors present at such meeting where more than one-half (1/2) of the total number of Directors are present.

② ~ ④ (Omitted)

Article 36 (Same as the left column)

① (replaced with the following)

Except as otherwise provided in the Banking Act, the Act on the Governance Structure of Financial Companies and other applicable laws and regulations, all resolutions of Board of Directors meetings shall be adopted by the affirmative vote of more than one-half (1/2) of the Directors present at such meeting where more than one-half (1/2) of the total number of Directors are present.

② ~ ④ (Same as the left column)

Enactment of the Act on the Governance Structure of Financial Companies

Article 37 ~ Article 38 (Omitted)	Article 37 ~ Article 38 (Same as the left column)

Article 39 (Committees of the Board of Directors)

① The Bank shall have an Audit Committee within the Board of Directors and may have the following committees within the Board of Directors:

1. Board of Directors Steering Committee;

2. Risk Management Committee;

3. Compensation Committee;

(Newly inserted)

4. Outside Director Candidate Recommendation Committee;

5. Audit Committee Member Candidate Recommendation Committee; and

6. Other special committees as determined by the Board of Directors.

② ~ ③ (Omitted)

Article 39 (Same as the left column)

① (replaced with the following)

The Bank shall have an Audit Committee within the Board of Directors and shall have the following committees within the Board of Directors:

1. Board of Directors Steering Committee;

2. Risk Management Committee;

3. Compensation Committee;

4. Officer Candidate Recommendation Committee;

5. Outside Director Candidate Recommendation Committee;

6. Audit Committee Member Candidate Recommendation Committee; and

7. Other special committees as determined by the Board of Directors.

② ~ ③ (same as the left column)

To reflect Article 16 of the Act on the Governance Structure of Financial Companies
(Newly inserted)

④    (newly inserted)

The Officer Candidate Recommendation Committee, the Outside Director Candidate Recommendation Committee and the Audit Committee Member Candidate Recommendation Committee shall perform such roles of the Officer Candidate Recommendation Committee as set forth in the Act on the Governance Structure of Financial Companies and shall be deemed as such committee under the same Act.

To define the role of the Candidate Recommendation Committee

Article 40 ~ Article 41-2 (Omitted)	Article 40 ~ Article 41-2 (Same as the left column)

Article 42 (Composition of Audit Committee) ① ~ ② (Omitted) ③ The standing Audit Committee members shall satisfy the requirements of Article 23-2(3) of the Banking Act. ④ ~ ⑤ (Omitted)	Article 42 (Same as the left column) ① ~ ② (Same as the left column) ③ (replaced with the following)

The standing Audit Committee members shall satisfy the requirements of Paragraphs (1) and (2) of Article 6 of the Act on the Governance Structure of Financial Companies.

④ ~ ⑤ (Same as the left column)

Enactment of the Act on the Governance Structure of Financial Companies

Article 42-2 (Qualifications of Audit Committee Members)	Article 42-2 (Same as the left column)

① An Audit Committee member shall be a person who has any of the following qualifications, and one of the members shall be an accounting or financial expert as set forth the Banking Act and other relevant laws:

1. ~ 5. (Omitted)

② In cases where the composition of Audit Committee fails to meet the requirements set forth in the foregoing Paragraph and Article 42(2) hereof due to any cause such as the resignation or death of any member, the Bank shall ensure that the requirements are met at the first Ordinary General Meeting of Shareholders convened after the occurrence of such cause.

① (replaced with the following)

An Audit Committee member shall be a person who has any of the following qualifications, and one of the members shall be an accounting or financial expert as set forth the Banking Act, the Act on the Governance Structure of Financial Companies and other relevant laws:

Enactment of the Act on the Governance Structure of Financial Companies
1. ~ 5. (Same as the left column)

② (replaced with the following)

In cases where the composition of Audit Committee fails to meet the requirements set forth in the foregoing Paragraph and Article 42(2) hereof due to any cause such as the resignation or death of any member, the Bank shall ensure that the requirements are met at the first General Meeting of Shareholders convened after the occurrence of such cause.

To reflect Article 542-8(3) of the Commercial Code

Article 43 ~ Article 51-2 (Omitted)	Article 43 ~ Article 51-2 (Same as the left column)

(New insertion of Addenda)

Addenda

Article 1 (Effectiveness) These Articles of Incorporation shall become effective as of March 25th, 2016.

Article 2 (Transitional Provisions) Articles 29, 31(1), 31(3), 31(4), 32, 33(2), 36, 39(4), 42(3), and 42-2(1) shall become effective as of August 1st, 2016.

New insertion of Addenda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank (Registrant)

Date: March 9, 2016	By: /s/ Seung-Gyu Kim
(Signature)

Name: Seung-Gyu Kim
Title: Executive Vice President